UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
a-14599

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brighton Securities Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1703 Monroe Avenue
(No. and Street)

Rochester	New York	14618
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jared Kopp	(585)-340-2221	jkopp@brightonsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RDG+Partners CPAs, PLLC
(Name – if individual, state last, first, and middle name)

10 Winthrop St.	Rochester	New York	14607
(Address)	(City)	(State)	(Zip Code)

7/13/10	5175
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jared Kopp, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brighton Securities Corp., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DIANNE BELL
Notary Public
New York State
My Commission Expires 08-30-2024

Dianne Bell
3/31/2023

Notary Public

Signature: Jared Kopp

Title: Director of Finance

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Brighton Securities Corp.

Financial Statements
December 31, 2022

BRIGHTON SECURITIES CORP.

Table of Contents

RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Brighton Securities Corp.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brighton Securities Corp. as of December 31, 2022, the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Brighton Securities Corp. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brighton Securities Corp.'s management. Our responsibility is to express an opinion on Brighton Securities Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brighton Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information in pages 15 and 16 has been subjected to audit procedures performed in conjunction with the audit of Brighton Securities Corp.'s financial statements. The supplemental information is the responsibility of Brighton Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG+Partners CPAs PLLC

We have served as Brighton Securities Corp.'s auditor since 2017.

Rochester, New York

March 30, 2023

RDG + Partners CPAs, PLLC
10 Winthrop Street, Rochester, NY 14607 * Tel 585.673.2600
www.rdgandpartners.com

BRIGHTON SECURITIES CORP.

Statement of Financial Condition
December 31, 2022

ASSETS

Cash and cash equivalents	$	471,723
Investments, at fair value		1,627,105
Receivables from brokers or dealers		179,478
Other receivables		44,752
Prepaid expenses		143,186
Notes receivable		158,125
Due from related parties		744,303
Property and equipment, net		289,384
Operating lease right-of-use asset		709,395
Deferred tax asset		94,659
Intangible assets, net		446,114
	$	4,908,224

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accrued commissions, expenses and other liabilities	$	385,108
Accrued profit sharing contribution		51,000
Deferred revenue		246,154
Notes payable		423,074
Operating lease liability		717,102
		1,822,438

STOCKHOLDER'S EQUITY:

Common stock, $0.0001 par value; 1,000 shares authorized, issued and outstanding		-
Retained earnings		3,272,233
Other accumulated comprehensive loss		(186,447)
		3,085,786
	$	4,908,224

See Accompanying Notes to Financial Statements.

2

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2022

1. **ORGANIZATION**

   Brighton Securities Corp. (the Company), a wholly-owned subsidiary of Brighton Securities Holdings, Inc. (Brighton Holdings), is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in 46 states. The Company, which maintains offices in Rochester, Lockport and Batavia, New York, is an introducing broker and primarily earns commissions on the buying and selling of various financial instruments. The Company also provides corporate advisory services. The Company's customers are primarily located in the Western New York area.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Accounting – The accompanying financial statements have been presented on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

   Cash and Cash Equivalents – The Company considers all cash on hand, cash in banks and short-term investments with original maturities of three months or less to be cash equivalents.

   Investments – The Company's equity securities are reported at fair value and are classified as "trading" securities. The Company's debt securities are classified as "available for sale" and are reported at fair value. Realized gains and losses on the sale of investments are determined on the specific identification method and are reported in net income in the accompanying statement of income and comprehensive income. Unrealized gains and losses on equity securities are reported in net income while unrealized gains and losses on debt securities are reported in other comprehensive income (loss).

   Receivables from Brokers or Dealers – Commissions receivable from brokers or dealers consist primarily of amounts due from the Company's clearing broker. Other receivables consist of various amounts due to the Company. Losses from uncollectible receivables are accrued when it is probable that a receivable has been impaired and the amount of the loss can be reasonably estimated. As of the date of these financial statements, management believes that the accounts receivable are fully collectible. Accordingly, no allowance for doubtful accounts has been recorded.

   Notes Receivable – Notes receivable consist of certain amounts paid to independent contractors and key management personnel as part of their service contracts. Pursuant to the agreements, the notes are being forgiven by the Company pro rata over the terms of each contract for each month of completed service. At December 31, 2022, the amount in the accompanying statement of financial condition is reflected net of $96,876 of related loan forgiveness.

   Property and Equipment – Property and equipment are stated at cost. Depreciation over the estimated useful lives of the assets (ranging from 5 to 39 years) is provided using the straight-line method for financial reporting purposes. Maintenance and repairs are expensed in the period incurred; significant betterments are capitalized.

   Intangible Assets – Intangible assets consist of customer lists, employment and non-solicitation agreements. At December 31, 2022, the amount in the accompanying statement of financial condition is reflected net of accumulated amortization of $1,174,656. Amortization expense totaled $234,902 for the year ended December 31, 2022. Amortization expense is expected to be approximately as follows for the years ending December 31: 2023 - $211,305; 2024 - $154,128; and 2025 - $80,681.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2022

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)**

Deferred Revenue – Deferred revenue consists of a relationship extension award received in relation to the execution of a new clearing broker agreement. The amount is being recognized in income over the term of the related agreement (65 months). As of December 31, 2022, the amount in the accompanying statement of financial condition is reflected net of the aggregate amount of revenue recognized of $253,846.

Commission Income – Sales-based commission income is recorded on a trade-date basis as securities transactions occur. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets.

Investment Advisory and Management Fees – Investment advisory and management fee income is recorded over the period in which services are provided based upon average net assets under management in accordance with the respective investment management agreements.

Advertising – The costs of advertising are expensed in the period incurred. Advertising expense totaled $324,964 for the year ended December 31, 2022.

Income Taxes – The Company is a taxable corporation and is included in the consolidated federal and state income tax returns of its parent corporation. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the parent corporation. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Such amounts are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is probable that the full benefit of the deferred tax assets will not be realized.

The Company recognizes its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Under this guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Any estimated interest and penalties associated with unrecognized tax benefits are accrued and recognized in income tax expense and the corresponding liability. As of December 31, 2022, the Company had no unrecognized tax benefits recorded in the financial statements. The Company is subject to examination by various taxing authorities, however, there were no audits in progress as of the date of these financial statements.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2023 and March 31, 2023, which is the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2022

3. REVENUE RECOGNITION

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for such services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend on the control an entity has over the product or service before control is transferred to a customer.

Commission Income – The Company's commission income represents sales commissions generated by advisors for their clients' purchases and sales of various financial instruments. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by the investment product and is based on the amount of purchase and commission schedule for that particular product. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services are performed.

Investment Advisory and Management Fees – The Company's investment advisory and management fees are earned over the period in which such services are provided. The related performance obligations are generally satisfied daily or monthly based on assets under management. The investment management and advisory fees are calculated based upon average monthly, weekly or quarterly net assets under management in accordance with the respective investment management agreements. Investment advisory fees are recorded gross of any subadvisory payments and are included in investment management fees based on management's determination that the Company is acting in the capacity of principal service provider with respect to its relationship with the funds. Any corresponding fees paid are included in operating expenses.

4. INVESTMENTS

The cost and fair value of investments were as follows at December 31, 2022:

	Cost Basis	Unrealized Gains (Losses)	Fair Value
Debt securities	$ 1,676,863	$ (191,878)	$ 1,484,985
Equity securities	136,689	5,431	142,120
	$ 1,813,552	$ (186,447)	$ 1,627,105

The cost basis of debt securities is amortized cost. The debt securities have maturity dates ranging from January 2023 to August 2040.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2022

4. **INVESTMENT** *(Continued)*

Fair Value of Financial Instruments – The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments consist of: cash and cash equivalents, debt and equity securities, receivables, and payables. At December 31, 2022, cash and cash equivalents, receivables and payables, as a result of their short maturities and liquidity, are carried at amounts which reasonably approximate fair value.

Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements. The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

- *Level 1* – Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- *Level 2* – Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.

- *Level 3* – Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

As of December 31, 2022, the Company's cash and cash equivalents, receivables and payables are recorded at cost which approximated fair value due to their short-term maturities. As such, the fair value hierarchy has not been applied in valuing any of these financial instruments. The following is a description of the valuation methodologies used for debt and equity securities measured at fair value:

- *Debt securities* – Valued using recently executed transactions and market price quotations on active national exchanges.

- *Equity securities* – Valued at the closing prices as reported by active national exchanges.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Debt securities	$ 1,484,985	$ -	$ -	$ 1,484,985
Equity securities	142,120	-	-	142,120
	$ 1,627,105	$ -	$ -	$ 1,627,105

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2022

5.   PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2022:

Leasehold improvements	$	1,071,438
Furniture and fixtures		202,030
Equipment		139,726
		1,413,194
Less: accumulated depreciation		(1,123,810)
	$	289,384

Depreciation expense totaled $43,288 for the year ended December 31, 2022

6.   DUE FROM RELATED PARTIES

Due from related parties consists of various amounts owed to the Company by Brighton Holdings, Brighton Securities Tax (Brighton Tax) and Brighton Securities Capital Management (Brighton Capital), all affiliated entities. The advances have no formal terms of interest or repayment. Due from related parties was comprised of the following at December 31, 2022:

Due from Brighton Capital	$	418,347
Due from Brighton Holdings		313,759
Due from Brighton Tax		12,197
	$	744,303

7.   LINE OF CREDIT

The Company has an available line of credit facility with Five-Star Bank providing for maximum borrowings of $3,000,000. Outstanding borrowings bear interest at the prime rate and are collateralized by substantially all of the Company's assets. Future line of credit draws for business acquisitions will convert to seven-year term loans and will bear interest at either a fixed rate option equal to the Federal Home Loan Bank of New York 7/7 amortizing advance rate + 250 basis points or a variable rate option equal to the prime rate. At December 31, 2022, there was no outstanding balance on this facility.

8.   NOTES PAYABLE

The Company had four non-interest bearing notes payable in connection with certain non-solicitation agreements. The first agreement required a final payment $11,422 on March 31, 2022. The second agreement required an installment of approximately $55,000 on January 1, 2022 in addition to 20% of the revenue generated by the respective individual's customer accounts. The third agreement requires quarterly installments equal to 25% of the revenue generated by the respective individual's accounts, as defined, through 2025. The fourth agreement requires quarterly installments equal to 50% of any commissions generated by the respective individual's accounts, as defined, through August 2025. The total estimated outstanding balance of these notes payable was $423,074 at December 31, 2022. Future annual payments required under these agreements are approximately as follows for the years ending December 31: 2023 - $152,000; 2024 - $152,000; and 2025 - $119,074.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2022

9. **INCOME TAXES**

The Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities as if the Company were a separate taxpaying entity rather than a member of the parent corporation's consolidated income tax group. The provision for income taxes consisted of the following for the year ended December 31, 2022:

Current:		
	Federal	$ 204,429
	State	72,105
		276,534
Deferred:		
	Federal	(38,374)
	State	(11,800)
		(50,174)
		$ 226,360

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense follows for the year ended December 31, 2022:

Expected income tax expense at U.S. statutory tax rate	$ 160,749
The effect of:	
State income taxes, net of U.S. federal benefit	41,121
Other	24,490
	$ 226,360

At December 31, 2022, the Company had gross deferred tax assets of approximately $94,659 resulting from temporary differences between the financial statement reporting and tax reporting of property and equipment and intangible assets. At December 31, 2022, prepaid income taxes calculated on a separate company basis totaled $39,290 pursuant to the Company's tax sharing agreement with Holdings.

10. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2022, the Company had net capital of $1,085,602, which was $985,602 in excess of its required net capital of $100,000, and a ratio of aggregate indebtedness to net capital of 0.7985 to 1.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2022

11. RELATED PARTY TRANSACTIONS

An officer of the Company maintains a 10% ownership interest in a real estate partnership that leases the Brighton office to the Company (Note 12). Additionally, the Company had amounts due from various related parties as follows as of and for the year ended December 31, 2022:

	Balance at January 1, 2022	Advances	Repayments	Balance at December 31, 2022
Due from Brighton Capital	$ 306,354	$ 114,830	$ 2,837	$ 418,347
Due from Brighton Holdings	287,617	753,496	727,354	313,759
Due from Brighton Tax	14,846	193,566	196,215	12,197
	$ 608,817	$ 1,061,892	$ 926,406	$ 744,303

Brighton Holdings' borrowings from the Company were for various stock repurchases and a private placement purchase. Brighton Holdings made repayments of these advances from dividends received and stock sales. Brighton Capital's borrowings from the Company were for working capital and business acquisition purposes. Brighton Capital made repayments of these advances from advisory fees it earned which were received by the Company. Brighton Tax's borrowings were for working capital purposes. Brighton Tax's repayments of these advances were from tax preparation fees it earned which were received by the Company. The Company also has expense sharing agreements with these entities which provides for the reimbursement of certain common expenses.

The Company also had income taxes receivable of $39,290 from Holdings in accordance with its tax sharing agreement at December 31, 2022, as stated in Note 9. This amount was comprised of the following for the year ended December 31, 2022:

	Balance at January 1, 2022	Tax Expense	Payments	Balance at December 31, 2022
Due from (to) Brighton Holdings	$ (16,298)	$ 276,534	$ 332,122	$ 39,290

12. COMMITMENTS AND CONTINGENCIES

Lease Obligations – The Company leases its Batavia office under the terms of a lease agreement that expired on February 17, 2021 and converted into a month-to-month arrangement. The month-to-month agreement requires annual base rent of $16,800, payable in monthly installments, plus additional amounts for repairs and maintenance expenses, as defined. Additionally, the Company leases its Brighton office facility under the terms of a lease agreement that expires on June 30, 2026 and requires annual base rentals ranging from $146,274 to $173,358, payable in monthly installments, over the term of the agreement. The agreement also requires additional payments for the Company's pro rata share of repairs and maintenance expenses and real estate taxes, as defined. The Company also leases additional space from this landlord on an annually renewable basis. The Company leases a third office in Lockport under the terms of a lease agreement that expires on January 31, 2023 and requires annual base rent of $16,800, payable in monthly installments. This lease was subsequently renewed for an additional 12-month period.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2022

12.   **COMMITMENTS AND CONTINGENCIES** (*Continued*)

Lease Obligations (Continued) – The Company applies the provisions of ASC Topic 842 to its lease agreements. Pursuant to this standard, the Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate which is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

As of December 31, 2022, the Company had a $717,102 lease liability and a $709,395 right-of-use asset on its statement of financial condition calculated using an incremental borrowing rate of 4.75%. The weighted average years to maturity was 3.5 years and total related rent expense was $269,495 for the year ended December 31, 2022. Aggregate future minimum rental payments required under these agreements are as follows:

2023	$	238,248
2024		222,584
2025		222,294
2026		112,449
Total contractual future minimum rental payments		795,575
Less: imputed interest		(78,473)
Operating lease liability	$	717,102

Retirement Plan – The Company maintains a 401(k) retirement plan covering substantially all employees. Eligible participants can elect to contribute to the plan in accordance with Internal Revenue Code limits. The Company provides matching contributions equal to 2% of eligible wages, as defined. The Company can also elect to make profit sharing contributions to the plan at the discretion of the Board of Directors. The Company's related expense was $131,824 for the year ended December 31, 2022.

13.   **OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS**

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

As discussed in Note 1, the Company executes transactions and introduces them to a clearing broker on a fully disclosed basis. The clearing broker processes transactions comprising approximately 80% of the Company's total revenue. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2022

13. **OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS** *(Continued)*

The Company, through its clearing broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors the required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is also engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

14. **SUPPLEMENTAL CASH FLOW INFORMATION**

Cash Paid For Income Taxes – During the year ended December 31, 2022, the Company paid $332,122 in income taxes.

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